SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

American Railcar Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

02916P103
(CUSIP Number)

Andrew Langham, Esq.
General Counsel
Icahn Associates LLC
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2006 by the Reporting Persons, as previously amended by Amendments No. 1 through 9 (collectively, the “Schedule 13D”), with respect to the shares of common stock, $0.01 par value per share (the “Shares”), of American Railcar Industries, Inc., a North Dakota corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein.  IEH ARI Holdings LLC, a Delaware limited liability company, was the record owner of 11,871,268 Shares and is one of the Reporting Persons (“IEH ARI Holdings”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

Consummation of the Transactions Contemplated by the Merger Agreement

As previously disclosed, on October 22, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STL Parent Corp., a Delaware corporation (“Parent”).  On October 26, 2018, a North Dakota corporation that is a wholly-owned subsidiary of Parent (“Merger Sub”) executed a joinder agreement with the Issuer and Parent pursuant to which Merger Sub became a party to the Merger Agreement.

On December 5, 2018, the transactions contemplated by the Merger Agreement were consummated, including the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation following the merger (the “Merger”).

As a result of the Merger, the Issuer has become a wholly-owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, each issued and outstanding Share held by the Reporting Persons was cancelled and automatically converted into the right to receive $70.00, without interest.  As a result of the foregoing and as of the effective time of the Merger, the Reporting Persons no longer beneficially own any Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a)          As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

(b)          As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

(c)          Except as described in Item 4 above, the Reporting Persons have not effected any transactions with respect to the Shares within the past 60 days.

(d)          Not applicable.

(e)          As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2018

IEH ARI HOLDINGS LLC

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN BUILDING LLC

By:	Icahn Enterprises Holdings L.P., its sole member

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Irene March
Name:	Irene March
Title:	Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN